599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

April 4, 2022

VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn Jacobson and Robert Littlepage

Re:	Intapp, Inc.
Form 10-K for the Year Ended June 30, 2021
Filed September 15, 2021
File No. 001-40550

Ladies and Gentlemen:

On behalf of Intapp, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated March 21, 2022 (the “Comment Letter”), to the Company regarding the Company’s above-referenced Form 10-K for the year ended June 30, 2021.

To facilitate your review of the Company’s response, we have repeated your comment in italics followed immediately by the response of the Company.

Form 10-K for the Year Ended June 30, 2021

General

1.	We note that a majority of your research and development is conducted through your facilities based in Ukraine and your suppliers’ facilities located in Belarus, Ukraine, and Russia. If material, under a Form 8-K, please describe the impact of Russia's invasion of the Ukraine on your business. In addition to the general impact, please also consider the impact on your supply chain based in Belarus, Ukraine and Russia, any impact from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not considered to be material, please tell us why.

The Company respectfully advises the Staff that it does not currently believe that Russia’s invasion of Ukraine has had, or will have, a material impact on its business. The Company is performing an ongoing assessment of the impact of the invasion. As noted in the Company’s public filings, at the time of such filings a majority of its research and development was being conducted through leased facilities based in Ukraine and in third-party facilities located in Belarus, Ukraine, and Russia.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

The Company has implemented contingency plans with respect to its contract research and development teams located in Belarus, Ukraine, and Russia, including relocation of certain resources to other geographic locations and transitioning work previously performed by such resources to other teams outside of the conflict zone. The Company expects that the majority of its research and development efforts will be conducted outside the conflict zone by the end of fiscal 2022. The implementation of contingency plans with respect to the Company’s research and development teams in Belarus, Ukraine, and Russia has thus far been, and the Company believes will continue to be, accomplished without materially impacting the Company’s ability to support its platform, products and customer needs.

The Company does expect a small increase in research and development spend in fiscal year 2023 over fiscal year 2022 due to increased labor rates and relocation bonuses in connection with relocating resources from Ukraine, Belarus and Russia to other jurisdictions and backfilling positions in other jurisdictions for those not willing or able to relocate. The projected incremental cost as a percentage of the Company’s projected total costs for the applicable period for fiscal years 2022 and 2023 is not expected to be material and is expected to be offset in part by cost reductions in future discretionary spending.

The Company has a small number of customers that have operations in Russia, some of which have closed or severed such operations, and consequently such customers may require fewer licenses of the Company’s products when the contracts come due for renewal. The overall impact to the Company’s revenue with respect to such customers is not expected to be material in either of fiscal years 2022 or 2023.

The Company respectfully advises the Staff that no impairment charges are expected as its long-lived assets in Ukraine are fully depreciated.

The Company has also analyzed the impact of sanctions and export controls on its business and respectfully advises the Staff that no customers of the Company are sanctioned entities and no material impacts from current sanctions and export controls are expected. The Company plans to continue to monitor the impact of sanctions and exports controls on its business and update its disclosure should the impact on the Company change materially.

As a result of the foregoing, the Company respectfully advises the Staff that it does not believe that further disclosure to investors under a Form 8-K is required at this time. The Company will continue to monitor the impact of Russia's invasion of Ukraine on its business and will update its disclosure in future reports if its current assessment of such impact changes.

*****

We thank the Staff for its consideration of the Company’s Form 10-K for the year ended June 30, 2021 and hope the Staff finds that the foregoing answer is responsive to its comment. If you should have any questions or further comments with respect to the Company’s Form 10-K, please do not hesitate to contact me at (212) 848-4879.

Yours very truly,

/s/ Kristina Trauger

Kristina Trauger

cc:	John Hall, Intapp, Inc.
Stephen Robertson, Intapp, Inc.
Steven Todd, Intapp, Inc.